STATEMENT OF INVESTMENTS
Dreyfus Premier Health Care Fund
January 31, 2008 (Unaudited)

Common Stocks--93.5%	Shares	Value ($)
Biotechnology--27.1%		
Abraxis Bioscience	572 a	34,177
Acorda Therapeutics	6,200 a	157,232
Alexion Pharmaceuticals	920 a	60,094
Amgen	2,460 a	114,611
Amylin Pharmaceuticals	4,320 a	128,088
APP Pharmaceuticals	2,280 a,b	23,963
BioMarin Pharmaceutical	6,840 a	253,490
Celgene	7,690 a	431,486
Cephalon	3,440 a	225,767
Genentech	3,915 a	274,794
Genzyme	3,160 a	246,891
Gilead Sciences	9,270 a	423,546
Illumina	2,000 a	127,400
InterMune	2,820 a	47,291
Invitrogen	1,280 a	109,658
Millennium Pharmaceuticals	13,570 a	205,857
Millipore	2,190 a	153,629
Onyx Pharmaceuticals	1,840 a	87,455
Regeneron Pharmaceuticals	5,240 a	106,267
United Therapeutics	1,470 a	123,451
Vanda Pharmaceuticals	2,540 a	10,846
Vertex Pharmaceuticals	6,400 a	130,304
ZymoGenetics	2,540 a	25,629
		3,501,926
Distributors--2.9%		
AmerisourceBergen	1,050	48,982
Henry Schein	1,370 a	79,638
McKesson	2,280	143,161
Walgreen	3,050	107,086
		378,867
Healthcare It--2.5%		
Cerner	1,540 a	80,696
Covidien	5,500	245,465
		326,161
Managed Health Care--1.4%		
Aetna	2,310	123,030
Health Net	1,150 a	53,464
		176,494
Medical Technology--21.3%		
Abiomed	2,500 a	37,750
AMAG Pharmaceuticals	1,000 a	51,560
ArthroCare	440 a,b	17,613
Baxter International	5,620	341,359
Becton, Dickinson & Co.	2,890	250,072
Gen-Probe	2,400 a	137,160

Hologic	3,690 a	237,488
Hospira	3,290 a	135,252
Medtronic	3,370	156,941
Mettler-Toledo International	1,660 a	164,838
NuVasive	4,260 a	167,887
PerkinElmer	2,900	72,181
Smith & Nephew, ADR	1,580 b	106,413
St. Jude Medical	6,600 a	267,366
Thermo Fisher Scientific	7,170 a	369,183
Varian Medical Systems	1,400 a	72,786
Zimmer Holdings	2,136 a	167,185
		2,753,034
Pharmaceutical--18.6%		
Abbott Laboratories	6,330	356,379
Allergan	3,720	249,947
Bayer, ADR	2,490	203,881
Forest Laboratories	2,090 a	83,119
Johnson & Johnson	4,570	289,098
Merck & Co.	6,250	289,250
Novartis, ADR	4,415	223,443
Roche Holding, ADR	1,435	129,896
Schering-Plough	8,160	159,691
Wyeth	6,310	251,138
XenoPort	2,760 a	169,354
		2,405,196
Services--12.1%		
Allscripts Healthcare Solutions	3,080 a	45,676
Charles River Laboratories		
International	3,510 a	217,971
Covance	2,795 a	232,432
CVS Caremark	9,259	361,749
Express Scripts	2,460 a	166,025
Medco Health Solutions	2,360 a	118,189
Medicines	2,950 a	50,504
Pediatrix Medical Group	1,550 a	105,540
Psychiatric Solutions	4,650 a	140,291
VCA Antech	3,290 a	127,191
		1,565,568
Specialty Pharmaceuticals--7.6%		
Alcon	1,130	160,460
Elan, ADR	9,830 a	249,780
Endo Pharmaceuticals Holdings	2,540 a	66,396
Pharmion	1,880 a	129,626
Shire, ADR	2,190	117,932
Teva Pharmaceutical Industries,		
ADR	5,590	257,364
		981,558
Total Common Stocks		
(cost $11,028,011)		**12,088,804**

Other Investment--7.2%

Registered Investment Company;

Dreyfus Institutional Preferred Plus Money Market Fund (cost $925,000)	925,000 [c]	**925,000**

Investment of Cash Collateral for
Securities Loaned--1.0%

Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $134,415)	134,415 [c]	**134,415**
Total Investments (cost $12,087,426)	**101.7%**	**13,148,219**
Liabilities, Less Cash and Receivables	**(1.7%)**	**(222,734)**
Net Assets	**100.0%**	**12,925,485**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At January 31, 2008, the total market value of the fund's securities on loan is $132,150 and the total market value of the collateral held by the fund is $134,415.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.